For Immediate Release

NEWS RELEASE

TSX: PFN OTCBB: PAWEF FSE: P7J.F

Toll Free 1.800.667.1870

   www.pfncapital.com

PACIFIC NORTH WEST CAPITAL CORP. COMMENCES TRADING

ON THE U.S. OTCQX MARKET TIER

October 26, 2010, Vancouver, Canada – Pacific North West Capital Corp. (“PFN” or the "Company") (PFN:TSX, OTCQX:PAWEF, FSE:P7J) is pleased to announce that its common shares have commenced trading on the Pink OTC Market's prestigious OTCQX market tier under the symbol "PAWEF", effective at the market open on Tuesday, October 26, 2010. PFN's common shares will continue to trade on the Toronto Stock Exchange (TSX) under the symbol "PFN".  Listing on OTCQX will provide Pacific North West Capital with greater access to the U.S. capital markets, increased U.S. investor visibility and an opportunity to diversify its shareholder base.

The New York based law firm, Berns & Berns will serve as the Pacific North West Capital's Principal American Liaison ("PAL") on OTCQX regulatory matters and Moody Capital LLC will serve as the Company's exclusive OTCQX financial consultant/advisor for marketing the Company to U.S. investors and monitoring trading activity.

"We are pleased to be able to better serve the growing number of U.S. investors following Pacific North West Capital with the enhanced U.S.-based trading platform offered by OTCQX and the advisory services offered by Moody Capital LLC," said PFN’s President and CEO, Harry Barr. “The OTCQX has earned a strong reputation for providing U.S. investors with improved liquidity, transparency, superior information, and easy access through their U.S. regulated broker-dealers. We believe that listing on the OTCQX is in the best interest of the shareholders and will better enable the Company to raise additional capital to further develop its projects and provide additional market liquidity.”

About OTCQX

The OTCQX marketplace is the premier tier of the U.S. Over-the-Counter market.  Investor-focused companies use the quality controlled OTCQX listing platform to offer investors transparent trading, superior information, and easy access through their regulated U.S. broker-dealers. The innovative OTCQX platform offers companies and their shareholders a level of marketplace services formerly available only on a U.S. exchange.  For more about OTCQX, visit www.otcqx.com.

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OTCQX provides a gateway to U.S. securities markets for international companies that are listed on a qualified non-U.S. exchange. More importantly, OTCQX distinguishes reputable international issuers from the other 9,000 over-the-counter (OTC) securities traded in the U.S. Only leading companies that have substantial operating businesses and provide ongoing, credible disclosure to the public are eligible for inclusion on the premium-tier OTCQX, which commenced trading on March 5, 2007. For more about OTCQX, visit www.otcqx.com.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, First Nickel, Alto Ventures and is a major shareholder of Fire River Gold Corp. (www.firerivergold.com)

About the River Valley PGM Project

The River Valley project is a 50/50 joint venture between PFN and the world's largest PGM producer, Anglo Platinum Limited. Anglo Platinum can increase its ownership interest to 60% by completing a positive feasibility study, and to 65% by advancing the project through to production. To date, Anglo Platinum has expended approximately $22.5 million on the project. A 43-101-compliant resource estimate by Geosim Services Inc. (see PFN press release dated March 27 2006) outlined measured and indicated resources of 30.5 million tonnes grading 0.06 grams per tonne (g/t) gold, 0.34 g/t platinum and 0.97 g/t palladium, and inferred resources of 2.39 million tonnes grading 0.05 g/t gold 0.31 g/t platinum and 0.87 g/t palladium. The resource estimates used a cut-off grade of 0.7 g/t (platinum+palladium). The other four PGM (osmium, iridium, ruthenium and rhodium) were not included in any of the resource calculations due to insufficient assay data.

About the Destiny Gold Project

The Destiny Project is under option from Alto Ventures Ltd. Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto. The property is located approximately 100 km by road north of the city of Val-d’Or. Drilling conducted by the Companies in 2009-2010 revealed a massive sulphide mineralized zone adjacent to the gold mineralization (see news releases dated February 18 and April 12, 2010). Drill hole DES10-137 returned 0.73 Cu, 6.4% Zn, 0.3 g/t Au and 18 g/t Ag over a one metre interval. Previous hole DES06-94 returned 5.79% Cu, 3.42% Zn, 1.21 g/t Au and 118.0 g/t Ag over a 0.7 m interval. A $350,000 2010 exploration program is currently underway and will focus primarily on high resolution airborne magnetic surveys, borehole electromagnetic surveying and drilling.

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About the Rock and Roll Polymetallic Project

The Rock & Roll Property hosts precious metals rich, volcanogenic massive sulphide (VMS) mineralization in a volcano-sedimentary host rock package of Triassic age. As such, the mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold's past producing Eskay Creek mine (reserves at Eskay Creek as of January 1, 1999 were estimated at 1,355,965 tonnes grading 57.7 grams per tonne (g/t) gold and 2492.57 g/t silver; Government of BC, MINFILE No 104B 008).  A $150,000, 2010 exploration program is currently underway and is focusing primarily on re-sampling previous drill core, and geological mapping / prospecting that will investigate airborne geophysical survey conductors, and geological and geochemical targets.

Ongoing Aggressive Acquisition Program

The Company is well funded and is currently looking to acquire advanced stage, Platinum Group Metals, Gold and base metal projects on an international scale.

On behalf of the Board of Directors

Harry Barr

President & C.E.O.

Further Information:  Tel: +1.604.685.1870  Fax: +1.604.685.8045

Email:  info@pfncapital.com, or visit www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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